Prospectus Supplement filed pursuant to Rule 424(b)(3)
in connection with Registration Statement No. 333-135541

Aeolus Pharmaceuticals, Inc.
Prospectus Supplement No. 2 dated November 2, 2007
(To Prospectus dated August 2, 2006)

36,975,697 shares of common stock

This Prospectus Supplement No. 2 supplements information contained in that certain Prospectus, dated August 2, 2006, as supplemented by Prospectus Supplement No. 1, dated March 23, 2007 (the “Prospectus”), relating to the offer and sale by the selling stockholders listed in the Prospectus of up to 36,975,697 shares of common stock of Aeolus Pharmaceuticals, Inc.  This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. We will not receive any proceeds from the sale of the shares of common stock by selling stockholders.

Filing of Current Reports on Form 8-K

On November 7, 2007, we filed a Current Report on Form 8-K (the “Form 8-K”) to report the issuance of a press release issued on November 5, 2007, the contents of which are to be included after the last paragraph in the discussion under the heading “Our Business – Catalytic Antioxidants in ALS” on page 36 of the Prospectus and are set forth below:

 “Aeolus Pharmaceuticals, Inc. (OTC Bulletin Board: AOLS), announced today an update to its drug development activities.  The Company is currently developing its drug candidates in the following indications; treatment of mustard gas exposure, radiation therapy, Parkinson’s Disease, colitis and Chronic Obstructive Pulmonary Disease.  The Company has teamed with leading academic institutions in these fields including National Jewish Medical and Research Center, the University of Colorado and Duke University, to assist in the development of several of our compounds.

“In partnership, with the NIH and our research partners at National Jewish Medical & Research Center, Duke University and the University of Colorado, we have found a way to leverage our financial resources and broaden and accelerate the research and development work being done on our pipeline of drug candidates”, stated John L. McManus, President and Chief Executive Officer of Aeolus Pharmaceuticals, Inc.  “We are grateful for their support and look forward to the exciting new opportunities that their research continues to create for the Company and its shareholders.”

Specific details about the Company’s drug development activities in our five indications are as follows:

Mustard Gas
In May 2007, the Company announced that its lead compound AEOL 10150 had been chosen for inclusion in a National Institutes of Health (“NIH”) sponsored study to identify potential treatments for mustard gas exposure.  Mustard gas exposure damages the lungs, skin and eyes, and there are currently no effective treatments or antidotes for this chemical weapon.  The first set of studies, conducted at National Jewish Medical & Research Center has been completed and results will be reported shortly.  Design for a second NIH funded study has been completed, and it is expected that this study will be initiated before year-end.  This development program is being funded under the NIH CounterACT Program, and requires no additional research expenditures by the Company, as the safety, toxicity and pharmacology studies believed to be necessary for a filing with the FDA for approval as a bio-defense drug have already been completed.  The Company expects to be able to report results from the second animal efficacy study by the end of the first quarter of 2008.

Radiation Therapy
Given the exciting developments with AEOL 10150 as a potential treatment for mustard gas, the Company postponed moving forward on animal and human studies for the compound in radiation therapy.  It is the Company’s intention to initiate animal studies during 2008 to identify a compound to replace AEOL 10150 in radiation therapy.  Orally bio-available compounds from our pipeline, similar to AEOL 10150 in their ability to neutralize reactive oxygen species, will be the focus of study.

Parkinson’s Disease
Researchers at the University of Colorado are preparing to begin a second study of AEOL 11207 as a potential treatment for Parkinson’s Disease.  AEOL 11207 was previously tested for neuroprotection and oral bio-availability in the mouse MPTP model of Parkinson’s disease. In the first study, AEOL 11207 administered orally protected against MPTP-induced dopamine depletion in the striatum as well as dopaminergic neuronal loss, glutathione depletion, lipid peroxidation, and 3-nitrotyrosine formation in the ventral midbrain.   The objective of the new study is to expand our animal pharmacology with AEOL 11207 and identify a couple of potential back-up compounds. AEOL 11207 has potent anti-inflammatory properties that will be further characterized in the mouse model of Parkinson’s disease.

Colitis
Work recently began to identify the best oral compound from the Company’s 112 series as a potential treatment for Colitis.  The study will compare the oral efficacy of five compounds from the AEOL 112 series in a mouse model of colitis.  Previous studies have demonstrated efficacy for AEOL 11201 in a mouse acetic acid-induced colitis model, and antioxidants have been shown to be protective in the mouse dextran sodium sulfate colitis model – the model used for the current study.

Chronic Obstructive Pulmonary Disease

Previously screening of the pipeline compounds indicated that several compounds had potent lung antioxidant and anti-inflammatory effects. These compounds are now scheduled to be examined for in vivo efficacy in a mouse model of lung emphysema induced by chronic cigarette smoke exposure. Studies are expected to start in January 2008 with results due in late summer 2008.”

The Form 8-K also reported the issuance of a press release, the contents of which are to be included after the last paragraph in the discussion under the heading “Our Business – Catalytic Antioxidants in ALS” on page 36 of the Prospectus and are set forth below:

“Aeolus Pharmaceuticals, Inc. (OTC Bulletin Board: AOLS), announced today that researchers from National Jewish Medical & Research Center have reported that Aeolus’ lead compound, AEOL 10150 showed statistically significant protection of lung tissue in animals exposed to 2-chloroethyl-ethylsulfide (CEES; half-mustard).   In a study sponsored by the National Institutes of Health (“NIH”) CounterACT program, AEOL 10150 was tested along with 19 other compounds to determine effectiveness in protecting lung tissue against edema and hemorrhage resulting from exposure to mustard gas.

AEOL 10150 was given to rats one hour after CEES exposure and again 6 hours later. Eighteen hours after exposure, lung edema and hemorrhage was assessed by changes in the bronchoalveolar lavage protein and red blood cell levels. AEOL 10150 significantly reduced (p<0.05) Mustard gas-induced lung edema and hemorrhage. These results suggest that AEOL 10150 rescues the lung from Mustard gas exposure and may provide a countermeasure against Mustard gas-induced lung injury.

Design for a second NIH funded study has been completed, and it is expected that this study will be initiated before year-end.  This development program is being funded under the NIH CounterACT Program, and requires no additional research expenditures by the Company, as the safety, toxicity and pharmacology studies believed to be necessary for a filing with the FDA for approval as a bio-defense drug have already been completed.  The Company expects to be able to report results from the second animal efficacy study by the end of the first quarter of 2008.

“We are very excited about the results of this study and appreciate the excellent work performed by our research partners at National Jewish Medical & Research Center”, stated John L. McManus, President and Chief Executive Officer of Aeolus Pharmaceuticals, Inc.  “We believe that if the second NIH funded study is positive we may be able to file with the United States Food and Drug Administration within the next eighteen months.”

Sulfur mustards have been used in warfare since WWI and still pose a significant threat to civilian and military personnel.  Mustard gas exposure can cause significant blistering of the skin as well as respiratory injury and fibrosis.  Currently there is no antidote for Mustard gas exposure and only symptomatic treatment is available.

CounterAct Center of Excellence
The NIH recently awarded a five-year, $7.8 million grant to National Jewish Medical and Research Center and the University of Colorado Health Sciences Center, both in Denver, Colorado. This Center of Excellence was developed to focus on sulfur mustard toxicity in the lung and skin and the long-term goal is to develop an effective treatment for mustard gas-induced injury in lung and skin.  Members of the Center are establishing optimal compounds, route and mode of delivery and research projects are ongoing to determine countermeasures that will help establish specific interventions needed to treat mustard gas-induced injury.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OUR SECURITIES OR DETERMINED THAT THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.

The date of this Prospectus Supplement No. 2 is November 2, 2007.